UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                       ATLAS AIR WORLDWIDE HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    049164205
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      049164205
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:            *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:          *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:       *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:     *
                                         ---------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,000,000*

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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     5.1%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
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*  Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"),  is the holder of 148,533 shares of the common stock, par value $0.01 per share (the "Shares"), of Atlas Air Worldwide Holdings, Inc., a Delaware corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 473,191 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 128,232 Shares, Cerberus Series Three Holdings, LLC, a Delaware limited liability company ("Cerberus Series Three"), is the holder of 197,819 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America One"), is the holder of 21,132 Shares, and Cerberus America Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus America Two"), is the holder of 31,093 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of September 14, 2005, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,000,000 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Atlas Air Worldwide Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2000 Westchester Avenue, Purchase, New York 10577.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) through one or more intermediate entities, the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), Cerberus Series Three Holdings, LLC, a Delaware limited liability company ("Cerberus Series Three"), Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America One"), and Cerberus America Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus America Two"). Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two (collectively, the "Cerberus Entities") are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the Final Modified Second Amended Joint Plan of Reorganization of the Company and its affiliated debtors and debtors-in-possession, confirmed by the U.S. Bankruptcy Court for the Southern District of Florida on July 16, 2004 (the "Plan of Reorganization"), on July 12, 2005 the Company began a pro rata distribution of 16,095,776 Shares to holders of allowed general unsecured claims against the Company and certain of its subsidiaries. The July 12, 2005 distribution of Shares represented the first distribution on a total of 17,202,666 Shares that were allocated to the holders of allowed general unsecured claims against the Company and certain other entities. Pursuant to the Plan of Reorganization, Shares will be issued to holders of allowed claims in the same proportion as each holder's allowed claim bears to the total amount of allowed claims. The exact number of Shares that each claimholder ultimately receives is dependent on the final total of allowed claims under the Plan of Reorganization and other factors, such as unclaimed distributions and fractional share interests. Distributions of Shares remaining after the initial distribution will take place on a quarterly basis, beginning on or about October 11, 2005. Pursuant to the Plan of Reorganization, on July 12, 2005, Cerberus received, for itself and on behalf of the other Cerberus Entities, 309,093 Shares.

          In addition to the Shares distributed to Cerberus on behalf of itself and the other Cerberus Entities on July 12, 2005 pursuant to the Plan of Reorganization, each of the Cerberus Entities purchased Shares in ordinary brokerage transactions from July 12, 2005 through and including September 14, 2005. Such ordinary brokerage transactions are described in more detail in Item 5 below. All funds used to purchase Shares on behalf of Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two came directly from the assets of Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two, respectively.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on August 22, 2005, there were 19,685,544 Shares issued and outstanding as of August 5, 2005. As of September 14, 2005, Cerberus was the holder of 148,533 Shares, International was the holder of 473,191 Shares, Cerberus Series Two was the holder of 128,232 Shares, Cerberus Series Three was the holder of 197,819 Shares, Cerberus America One was the holder of 21,132 Shares and Cerberus America Two was the holder of 31,093 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of September 14, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 1,000,000 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date.

          The following tables detail the transactions during the sixty days on or prior to September 14, 2005 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus
                                   -----------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    August 4, 2005                    15,000                       $34.0000
    August 5, 2005                    15,000                       $33.8225
    August 9, 2005                     6,000                       $34.2618
    August 11, 2005                    8,600                       $34.9183
    August 17, 2005                    7,500                       $34.5500
    August 18, 2005                   17,000                       $34.3900
    September 7, 2005                  6,350                       $34.0412
    September 9, 2005                  7,800                       $34.1000
    September 14, 2005                18,920                       $34.0285


                                     (Sales)

                                      NONE



                                II. International
                                -----------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    August 4, 2005                    47,000                       $34.0000
    August 5, 2005                    47,000                       $33.8225
    August 9, 2005                    20,000                       $34.2618
    August 11, 2005                   27,000                       $34.9183
    August 17, 2005                   23,500                       $34.5500
    August 18, 2005                   53,300                       $34.3900
    September 7, 2005                 19,980                       $34.0412
    September 8, 2005                  5,000                       $34.1200
    September 9, 2005                 24,840                       $34.1000
    September 14, 2005                60,297                       $34.0285


                                     (Sales)

                                      NONE

                            III. Cerberus Series Two
                            ------------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    August 4, 2005                    13,000                       $34.0000
    August 5, 2005                    13,000                       $33.8225
    August 9, 2005                     5,000                       $34.2618
    August 11, 2005                    7,400                       $34.9183
    August 17, 2005                    6,450                       $34.5500
    August 18, 2005                   14,650                       $34.3900
    September 7, 2005                  5,480                       $34.0412
    September 9, 2005                  6,730                       $34.1000
    September 14, 2005                16,340                       $34.0285


                                     (Sales)

                                      NONE



                            IV. Cerberus Series Three
                            -------------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    August 4, 2005                    20,000                       $34.0000
    August 5, 2005                    20,000                       $33.8225
    August 9, 2005                     8,000                       $34.2618
    August 11, 2005                   11,400                       $34.9183
    August 17, 2005                    9,950                       $34.5500
    August 18, 2005                   22,600                       $34.3900
    September 7, 2005                  8,460                       $34.0412
    September 9, 2005                 10,390                       $34.1000
    September 14, 2005                25,200                       $34.0285


                                     (Sales)

                                      NONE

                             V. Cerberus America One
                             -----------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    August 4, 2005                     2,000                       $34.0000
    August 5, 2005                     2,000                       $33.8225
    August 9, 2005                     1,500                       $34.2618
    August 11, 2005                    1,300                       $34.9183
    August 17, 2005                    1,050                       $34.5500
    August 18, 2005                    2,400                       $34.3900
    September 7, 2005                    900                       $34.0412
    September 9, 2005                  1,110                       $34.1000
    September 14, 2005                 2,690                       $34.0285


                                     (Sales)

                                      NONE



                            VI. Cerberus America Two
                            ------------------------

                                   (Purchases)

        Date                         Quantity                        Price
        ----                         --------                        -----

    August 4, 2005                     3,000                       $34.0000
    August 5, 2005                     3,000                       $33.8225
    August 9, 2005                     2,000                       $34.2618
    August 11, 2005                    1,800                       $34.9183
    August 17, 2005                    1,550                       $34.5500
    August 18, 2005                    3,550                       $34.3900
    September 7, 2005                  1,330                       $34.0412
    September 9, 2005                  1,630                       $34.1000
    September 14, 2005                 3,960                       $34.0285


                                     (Sales)

                                      NONE


          In addition to the transactions detailed in the foregoing tables, pursuant to the Plan of Reorganization, on July 12, 2005, Cerberus received, for itself and on behalf of the other Cerberus Entities, 309,093 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 10, 2006


                                        /s/ Stephen Feinberg
                                        ------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates,  L.L.C., the general partner
                                        of Cerberus Partners, L.P., and Cerberus
                                        International, Ltd., Cerberus Series Two
                                        Holdings,   LLC,  Cerberus Series  Three
                                        Holdings,  LLC,  Cerberus America Series
                                        One Holdings,  LLC and Cerberus  America
                                        Series Two Holdings, LLC



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).